Filed by Mylan Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Mylan Inc.

Commission File No.: 1-9114

Cautionary Statements Regarding Forward-Looking Information

This communication contains “forward-looking statements.” These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and may often be identified by the use of words such as “will,” “may,” “could,” “should,” “would,” “project,” “believe,” “anticipate,” “expect,” “plan,” “estimate,” “forecast,” “potential,” “intend,” “continue,” “target” and variations of these words or comparable words. Such forward-looking statements may include, without limitation, statements regarding the proposed acquisition (the “Transaction”) by a new public company organized in the Netherlands (“New Mylan”) of both Mylan Inc. (“Mylan”) and Abbott Laboratories’ (“Abbott”) non-U.S. developed markets specialty and branded generics business (the “Business”), the expected timetable for completing the Transaction, benefits and synergies of the Transaction, future opportunities for New Mylan and products and any other statements regarding New Mylan’s, Mylan’s, and the Business’s future operations, anticipated business levels, future earnings, planned activities, anticipated growth, market opportunities, strategies, competition, and other expectations and targets for future periods. Because forward-looking statements inherently involve risks and uncertainties, actual future results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to: the ability to meet expectations regarding the accounting and tax treatments and the timing and consummation of the Transaction; changes in relevant tax and other laws; the ability to consummate the Transaction; the conditions to the consummation of the Transaction, including the receipt of approval of the Mylan shareholders; the regulatory approvals required for the Transaction not being obtained on the terms expected or on the anticipated schedule; the integration of the Business being more difficult, time-consuming, or costly than expected; operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients, or suppliers) being greater than expected following the Transaction; the retention of certain key employees of the Business being difficult; the possibility that New Mylan may be unable to achieve expected synergies and operating efficiencies in connection with the Transaction within the expected time frames or at all and to successfully integrate the Business; expected or targeted future financial and operating performance and results; the capacity (prior to or after consummation of the Transaction) to bring new products to market, including but not limited to where Mylan or New Mylan uses its business judgment and decides to manufacture, market, and/or sell products, directly or through third parties, notwithstanding the fact that allegations of patent infringement(s) have not been finally resolved by the courts (i.e., an “at-risk launch”); the scope, timing, and outcome of any ongoing legal proceedings and the impact of any such proceedings on financial condition, results of operations and/or cash flows; the ability to protect intellectual property and preserve intellectual property rights; the effect of any changes in customer and supplier relationships and customer purchasing patterns; the ability to attract and retain key personnel; changes in third-party relationships; the impacts of competition; changes in the economic and financial conditions of Mylan’s business, New Mylan, or the Business; the inherent challenges, risks, and costs in identifying, acquiring, and integrating complementary or strategic acquisitions of other companies, products or assets and in achieving anticipated synergies; uncertainties and matters beyond the control of management; inherent uncertainties involved in the estimates and judgments used in the preparation of financial statements, and the providing of estimates of financial measures, in accordance with generally accepted accounting principles in the United States (“GAAP”) and related standards or on an adjusted basis; and the risks and uncertainties associated with Mylan’s business activities described in Mylan’s Annual Report on Form 10-K for the year ended December 31, 2013, as updated by Mylan’s Current Report on Form 8-K filed on August 6, 2014, Mylan’s Quarterly Report on Form 10-Q for the period ended June 30, 2014, and its other filings with the SEC. You can access Mylan’s filings with the SEC through the SEC website at www.sec.gov, and Mylan strongly encourages you to do so. Mylan undertakes no obligation to update any statements herein for revisions or changes after the date of this communication.

Non-GAAP Financial Measures

Non-GAAP financial measures should be considered only as a supplement to, and not as a substitute for or as a superior measure to, financial measures prepared in accordance with GAAP.

Additional Information and Where to Find It

        In connection with the Transaction, New Mylan and Mylan intend to file relevant materials with the SEC, including a New Mylan Registration Statement on Form S-4 that will include a proxy statement of Mylan that also constitutes a prospectus of New Mylan. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MYLAN, NEW MYLAN, THE BUSINESS AND THE TRANSACTION. A definitive proxy statement will be sent to shareholders of Mylan seeking approval of the Transaction. The proxy statement/prospectus and other documents relating to the Transaction (when they are available) can be obtained free of charge from the SEC website at www.sec.gov.

Participants in Solicitation

This communication is not a solicitation of a proxy from any investor or shareholder. However, Mylan, New Mylan and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the Transaction under the rules of the SEC. Information regarding Mylan’s directors and executive officers may be found in its definitive proxy statement relating to its 2014 Annual Meeting of Shareholders filed with the SEC on March 10, 2014. This document can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants will also be included in the proxy statement/prospectus when it becomes available.

Non-Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

On October 30, 2014, Mylan hosted a conference call and live webcast in conjunction with the release of its financial results for the three and six months ended September 30, 2014. Below is a transcript of the presentation. Portions of the presentation unrelated to the Transaction have been omitted.

Corporate Participants

Kris King – Vice President, Global Investor Relations, Mylan, Inc.

Heather M. Bresch – Chief Executive Officer, Mylan, Inc.

Rajiv Malik – President, Mylan, Inc.

John D. Sheehan – Executive Vice President and Chief Financial Officer, Mylan, Inc.

Other Participants

Ronny Gal – Analyst, Sanford C. Bernstein & Co. LLC

Douglas D. Tsao – Analyst, Barclays Capital, Inc.

Jami Rubin – Analyst, Goldman Sachs & Co.

Elliot H. Wilbur – Analyst, Needham & Co. LLC

Ken C. Cacciatore – Analyst, Cowen & Co. LLC

Marc Goodman – Analyst, UBS Securities LLC

Chris Schott – Analyst, J.P. Morgan Securities LLC

David R. Risinger – Analyst, Morgan Stanley & Co. LLC

Gregg Gilbert – Analyst, Deutsche Bank Securities, Inc.

Sumant S. Kulkarni – Analyst, Bank of America Merrill Lynch

Jason M. Gerberry – Analyst, Leerink Partners LLC

[Information unrelated to the Transaction has been omitted.]

Kris King, Vice President, Global Investor Relations

Thank you, Destiny. Good afternoon, everyone. Welcome to Mylan’s third quarter 2014 earnings call. Joining me for today’s call are Mylan’s Chief Executive Officer, Heather Bresch; President, Rajiv Malik; and Executive Vice President and Chief Financial Officer, John Sheehan.

During today’s call, we will be making forward-looking statements pursuant to the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements relate to, among other matters, the proposed acquisition by Mylan of Abbott Laboratories’ non-U.S. developed markets specialty and branded generics business; our expected or targeted future financial and operating performance; results, metrics, and plans and expectations related thereto; the ability to obtain regulatory approvals and planned launches of and anticipated exclusivity periods for new products. Because forward-looking statements inherently involve risks and uncertainties, actual future results may differ materially from those expressed or implied by such statements.

Factors that could cause or contribute to such differences include, but are not limited to, the timing, accounting and tax treatment of the proposed acquisition; conditions up to the completion of the proposed acquisition, including the receipt of approval of Mylan’s shareholders; the regulatory approvals required for the proposed acquisition; the integration of Abbott’s non-U.S. developed markets specialty and branded generics business by Mylan being more difficult, time consuming or costly than expected, operating cost, customer loss and business disruptions being greater than expected following the proposed acquisition; the impact of competition; situations where we manufacture, market, and/or sell notwithstanding unresolved allegations of patent infringement; any regulatory, legal or other impediments to our ability to bring new products to market; those set forth under Forward-Looking Statements in today’s earnings release, and the risk factors set forth in our Form 10-K for the period ended December 31, 2013 as updated by our Form 8-K filed on August the 6, 2014 and Form 10-Q for the period ended June 30, 2014.

We undertake no obligation to update any statements made today, whether as a result of new information, future events or otherwise. Today’s call should be listened to and considered in its entirety and understood to speak only as of today’s date.

In addition, we will be referring to certain actual and projected financial metrics of Mylan on an adjusted basis, which are non-GAAP financial measures. These non-GAAP measures are presented in order to supplement your understanding and assessment of our financial performance. Please refer to today’s earnings release, which is available on our website, as well as the SEC website, as it contains detailed reconciliations of these non-GAAP financial measures to the most directly comparable GAAP financial measure.

Before I turn the call over to Heather, let me also remind you that the material in the call, with the exception of the participant questions, is the property of Mylan and cannot be recorded or rebroadcast without Mylan’s express written permission. An archived copy of today’s call will be available on our website later today and will remain available for a reasonable amount of time.

With that, I’ll now turn the call over to Heather.

Heather M. Bresch, Chief Executive Officer

[Information unrelated to the Transaction has been omitted.]

With respect to Abbott, we remain extremely excited about this acquisition and continue to view it as the right next strategic transaction for Mylan, as it builds on our strong vertically-integrated platform, expands and further diversifies our business, and maximizes our ability to execute on our growth drivers.

We expect the transaction to be immediately and significantly accretive. And as noted in our 8-K filing last week, we expect the amendment to our agreement to enhance the accretion. We continue to expect the transaction to close during the first quarter of 2015. This transaction also will further enhance our financial flexibility, opening up even more opportunities for us to create additional value for shareholders. We continue to actively pursue opportunities and we are eager to put this enhanced financial flexibility and capital structure to use. Finally, we continue to see potential to accelerate achievement of our 2018 adjusted diluted EPS target of at least $6.

[Information unrelated to the Transaction has been omitted.]

Rajiv Malik, President

[Information unrelated to the Transaction has been omitted.]

With regards to our pending acquisition of Abbott’s non-U.S. developed markets specialty and branded generic business, we are making good progress in our pre-integration planning. We are very excited about the talent pool and assets we are gaining through this transaction and the enhanced potential of this business in Mylan hands.

We also see this transaction as another opportunity to mean even more to our customers. We eagerly anticipate closing this transaction so that we can begin to realize the significant value we see from this combination.

[Information unrelated to the Transaction has been omitted.]

John D. Sheehan, Executive Vice President and Chief Financial Officer

[Information unrelated to the Transaction has been omitted.]

We continue to have ample borrowing capacity and financial flexibility and remain committed to our stated M&A parameters that any transaction be accretive to earnings, and maintain our long term gross leverage targets at investment grade levels. As previously mentioned, our financial flexibility will be significantly enhanced through the pending Abbott transaction.

To summarize, our third quarter was outstanding and provides another example of the strength and diversity of Mylan. We look forward to a strong finish to 2014, and the completion of our transaction with Abbott in early 2015.

Before I conclude my remarks, I’d like to briefly update you on the recent amendment that we entered into with Abbott. As you know by now, the amendment, which is contemplated by our transaction agreement, defines the terms under the product supply arrangement that we will enter into as part of the transaction. The amendment will also increase the number of shares that we will issue to Abbott to 110 million shares valued at approximately $5.5 billion based upon our recent share price range.

As a result of the amendment, the multiples at which we are acquiring the business have declined slightly. For example, the adjusted EBITDA multiple including cumulative operational efficiencies of $200 million declined from 6.6 times, to 6.4 times. Finally, in conjunction with our fourth quarter call, we will provide detailed 2015 financial guidance that will reflect recent developments on our most up-to-date outlook.

[Information unrelated to the Transaction has been omitted.]

QUESTION AND ANSWER SECTION

Operator: Thank you. [Operator Instructions] Our first question comes from Ronny Gal of Bernstein. Your line is open.

<Q – Ronny Gal – Sanford C. Bernstein & Co. LLC>: Hi, good morning and congratulations on a big announcement, still very nice quarter. I think question of the first one is on Abbott, first, I don’t think you, I might have missed it, but can you just remind us if you will be able to do the tax inversion through this transaction now that you know the details?

And I guess the big picture question about this transaction is, I guess the concern that investors have raised to me was look, this might be a great strategy in the next couple of years, but afterwards Mylan will have a fairly large business unit which is saddled with declining assets and when interest go up and you can no longer grow this asset through acquisition, Mylan will not be able to grow. So if you can just perhaps give us a little bit more perspective of your vision, it will be appreciated.

[Information unrelated to the Transaction has been omitted.]

<A – Heather Bresch – Mylan, Inc.>: Okay. So, I’ll take your first couple, and then I’ll let Rajiv speak to insulin. So Ronny, yes we do believe that our Abbott transaction will be a successful inversion. And as far as the business, the strategic rationale, I – as we look at what Abbott – so first of all, strategically, we believe that being able to have critical mass now around the physician channel throughout Europe combined with our retail channel, certainly, we’ll get very positive upside synergies about how we’re able to make one plus one equal four and how we conserve that market. As you know, it doubled our size in our top 10 markets outside of the United States.

So, first and foremost, that strategic rationale, I think is very sound. But what we said because of the truly enhanced financial, the significant financial flexibility we will receive because of what Abbott, the cash flows it will generate that we will be adding immediately. In fact, and I’d called out in my remarks that we are actively, currently actively pursuing many opportunities.

So, we are certainly putting it to work immediately and certainly continue to put it to work after the Abbott transaction closes so that we can take that financial flexibility and continue to complement then this platform across the globe with other high growth areas.

[Information unrelated to the Transaction has been omitted.]

Operator: Thank you. Again, we ask that you limit yourself to two questions per caller. Our next question comes from Douglas Tsao of Barclays. Your line is open.

<Q – Doug Tsao – Barclays Capital, Inc.>: Hi. Good morning – good afternoon, it’s been a long day. But just perhaps touch on a little bit your thinking in terms of executing another strategic deal. I mean, this has obviously been something that’s been featured in each of your earnings releases over the last couple quarters, your sort of willingness and readiness. Is this something that we should anticipate by year-end, or is it that you’re still just not going to do something just to do something and you’re looking for the right opportunity and the direction are you thinking generics or specialty? Thank you.

<A – Heather Bresch – Mylan, Inc.>: Sure. Like I said, we are actively aggressively pursuing many things. But to your point, we have remained consistent that we wouldn’t just add or do a transaction for the sake of doing a transaction. But the good news is there’s plenty of transactions out there that do make strategic and financial sense. So, we have not certainly put out a timeframe other than to say we will – I think you’ve seen us in action before, and we are able to move swiftly, and when we find the right target, we certainly act upon it. So, I would say that as from a timing perspective, just know that we’re out there actively looking at a lot of things.

As far as specialty versus generic, again, we really are looking across this platform and thinking more about franchises. So – and as you think about versus – a generic versus a brand, when you look at how complementary some of our therapeutic categories are, whether allergy, respiratory, you look at everything from a generic Advair to Perforomist to having nebulization expertise.

So, I would say, again, we are looking at how we can best complement either critical mass or add-to from a therapeutic category, and that’s why, again, having – after being able to close on the Abbott transaction, being able to leverage these multiple different channels, whether they’re physician or retail, it really lets us maximize a portfolio across these channels versus just thinking of something on a product-by-product basis, whether that’s a brand product or a generic product.

So it’s about really leveraging our entire portfolio within these channels that I think gives Mylan the unique opportunity to be very differentiated across the pharmaceutical sector across the globe.

Operator: [Operator Instructions] Our next question comes from Jami Rubin of Goldman Sachs. Your line is open.

<Q – Jami Rubin – Goldman Sachs & Co.>: Thank you. John, a question for you on the Abbott transaction. Just wondering if we should anticipate any changes to your future projections as a result of the Treasury notice? Specifically I’m referring to the elimination of hopscotching, de-controlling, et cetera. Will that impact your expectations for what the tax rate might look like going forward? And also do you see any risk of future changes imposed to the newly inverted company such as earnings stripping? What is your comfort level that that doesn’t change? Thanks.

<A – John Sheehan – Mylan, Inc.>: So Jami, with respect to the first part of the question on the taxes, we’ll be filing our S-4 here in the next week, as early as the next week. And I think that there will be more disclosure around the whole tax and tax inversion as part of that. But we do still – as Heather indicated just a little bit in response to the first question, we do still do see ourselves having a successful inversion and with the tax rate projections that we talked about in July.

And quite honestly as to where tax reform or changes to tax may go, quite honestly, I’m not going to speculate in that area to the second part of your question.

Operator: Thank you. Our next question comes from Elliot Wilbur, Needham & Company. Your line is open.

<Q – Elliot Wilbur – Needham & Co. LLC>: Thanks. First question for Heather. Your two biggest competitors in the U.S., at least with respect to their European businesses have talked about scaling back sales growth in exchange for profitability or more profitable growth, and maybe that’s a function of the fact that the same guy’s making decision at both companies. But just wondering sort of how you’re thinking about that with regard to your European platform, anticipating making any changes along similar lines?

[Information unrelated to the Transaction has been omitted.]

<A – Heather Bresch – Mylan, Inc.>: Okay, thanks, Elliot. Look, as far as Europe – as it relates to Europe, I would – if you remember, I think now going back several years ago, that was our answer when Europe – when the economic kind of crisis and crash came and that ability to be managing our profitability. Because as you know, going back then when we had acquired Merck, 70%, 75%, of their portfolio was in-licensed. And so they didn’t really – they didn’t have as much control over their own destiny from a supply chain perspective. As we then brought in Merck, as you know, one of our priorities was converting and flipping that, that at least 75% of what we sold we would manufacture.

So as we were going through that transition, I remember saying to the market when we were experiencing declining growth in Europe that we were very much being mindful in managing that profitability. And I think that what we’re enjoying today is that discipline that we applied in getting our global supply chain where it is today, of truly across the globe manufacturing 80% of what we sell, and we’re benefiting, quite honestly, in Europe.

We did show year-over-year growth. Yes, we have volume offsetting continued price cuts but I think that our ability to control that global supply chain and our ability to have truly this vertical-integrated network gives us a lot of flexibility, a lot of room for continued growth and that’s why we see it continuing to be a longer-term growth driver.

And now, when you couple that with, like I said, what the Abbott platform brings us, we really believe that one plus one equals four. So I think that we took those steps several years ago and it is allowing not only us to have profitability today but growth year-over-year and we see that continuing.

[Information unrelated to the Transaction has been omitted.]

Operator: Thank you. Our next question comes from Ken Cacciatore of Cowen & Co. Your line is open.

<Q – Ken Cacciatore – Cowen & Co. LLC>: Hi. My first question is just wondering how you think about growth versus accretion when it comes to future M&A? There’s clearly a lot of assets that will provide accretion but wondering how you view growth and maybe even durability. That’s the first question.

[Information unrelated to the Transaction has been omitted.]

<A – Heather Bresch – Mylan, Inc.>: Thanks, Ken. So, look, I think as far as growth versus accretion, look, I think our track record pretty much speaks for itself. I think that we have added some great complementary strategic assets and accretion. I think we’ve been very clear about the parameters around M&A, that they absolutely be accretive. And I think that, just as I gave the explanation around Abbott, we can bring in an asset that’s very complementary and gives great strategic and financial rationale and we’ll continue to put that cash to use to ensure that we maintain that strong growth momentum that we’ve now delivered for eight years.

[Information unrelated to the Transaction has been omitted.]

Operator: Thank you. Our next question comes from Marc Goodman of UBS. Your line is open.

<Q – Marc Goodman – UBS Securities LLC>: Heather, maybe you can give us a flavor for what’s going on in some of the key European countries. Your press release refers to some pricing pressures. And obviously France is key and Italy. Talk about specifically in those countries what’s happening, the dynamic, how the markets are growing, and volume versus price, and how you guys are doing. Thanks.

<A – Heather Bresch – Mylan, Inc.>: Sure. So as I mentioned, we have continued to see pricing pressure there. We have continued to see some volume offsetting that. I would say more so in Italy than France. We continue to see utilization on the rise and the market growing. I would say this about the French market overall, it’s been from a pharmaceutical perspective has been fairly flat.

So we have obviously maintained our market leadership position there. We’ve continued, I think again, our durability around our cost of goods, our agility to really be able to key upon key launches there, have able to let us maintain that. We’re excited about launching direct-to-consumer advertising there in France, I think, really building upon this leadership. And as far as the other markets outside of just even Italy and France, like I said, we continue to be encouraged by generic utilization increases.

And as we’ve said, nothing happens overnight and Europe throughout the entire region, it is an incremental build. And that’s why, again, I go back to being extremely excited around Abbott and our ability to really leverage on both channels, the physician and pharmacy, and really offer something into that market that doesn’t exist today which is a true patient portfolio to the physicians to be able to offer those patients in these therapeutic categories that we’re going to have great critical mass around, be vertically integrated in and be able to also then benefit with that pull through from the pharmacy level.

Operator: Thank you. Our next question comes from Chris Schott of J.P. Morgan. Your line is open.

<Q – Chris Schott – J.P. Morgan Securities LLC>: Great. Thanks very much. Just had two here. First, can I just get your view on broader consolidation in the generic industry? I guess specifically, do you believe consolidation among the larger manufacturers is possible or even makes sense in light of some of the customer consolidation that’s occurred?

And the second question is coming back to just the next steps post this Abbott transaction. Can I just – just so I’m clear here, are other established product divisions that may be for sale from some of the large pharma companies of interest to Mylan or are you looking at other types of assets given some of those kind of franchise level kind of comments you made earlier? Thanks very much.

<A – Heather Bresch – Mylan, Inc.>: All right, Chris. Thank you. Look, I think, I used to refer to our industry as hyper competitive. I’d say now, it’s hyper consolidating and I don’t know that I see that stopping. So I think again, you got to step back and look, I won’t speak for any of the other large companies. I will speak for Mylan. And I think we’ve been very vocal that we’ll continue to be an acquirer of some great assets that are out there. We believe that we do have the scale and size today with our, not only the global platform we have, but I’ll go back to manufacturing and having the capacity, not only to manufacture and put into the market what we do today, but what we’re forecasting from our pipeline perspective.

[Information unrelated to the Transaction has been omitted.]

I think as far as established product businesses, I think what we’re in a position to do, not only as I’ve said, we’re kind of actively looking at everything. We’re also now with this infrastructure in place, able to also cherry pick products. So, I wouldn’t think of it that it’s an all-or-nothing proposition. I think now building out the infrastructure, not only that we have in the U.S. but throughout Europe, we’ll be able to add some great strategic assets, whether that’s all of an asset or part of it in addition to standalone companies and obviously things that would make sense.

And certainly as we continue to think of the emerging markets, especially a Latin America and how we may grow there, there certainly would be opportunity along those lines as well.

Operator: Thank you. Our next question comes from David Risinger of Morgan Stanley. Your line is open.

<Q – David Risinger – Morgan Stanley & Co. LLC>: Yes. Thanks very much. So my first question is for John. So going back to your slides from July, you had indicated adjusted EBITDA for the Abbott business of $600 million, and I just wanted to make sure that I understand the math correctly.

So starting with the $600 million, investors should be adding $200 million in future synergies so that would bring the number to $800 million. And then, should investors be subtracting some dollar amount that’s now lower after your negotiation for the extra cost of goods sold or pricing terms? Is that the way to think about it? And could you also put that in perspective in terms of what those extra pricing terms may amount to?

[Information unrelated to the Transaction has been omitted.]

<A – John Sheehan – Mylan, Inc.>: Sure, David. Thanks. And what I would say to you, number one is, is that if you go back to the slides that we provided back in July that you’re referencing, you’ll see that one of the metrics that we provided was an adjusted EBITDA multiple of 6.6 times based upon that transaction and that what I was trying to provide in my prepared remarks was a comparison today that, as a result of the revised transaction, including the issuance of the 5 million shares to Abbott, that that comparative metric is now 6.4 times, which reflects the benefit of the improved pricing that came out of the conclusion of the negotiations with Abbott, as well as the issuance of the 5 million shares to them. And you’ll see further information on that when we file our S-4.

[Information unrelated to the Transaction has been omitted.]

<Q – Gregg Gilbert – Deutsche Bank Securities, Inc.>: Thank you, Destiny. One on Abbott, John. Is there an opportunity to improve gross margin on that business once you take control of the manufacturing, whenever that might be?

[Information unrelated to the Transaction has been omitted.]

<A – John Sheehan – Mylan, Inc.>: Absolutely. On your first part about the gross margins, Greg, I absolutely believe that not only is there the opportunity to increase the gross margins over time, but I think that we have a proven track record of improving gross margins. If you look at the experience over the last five years, six years here at Mylan as we have integrated the Merck acquisition, the Bioniche acquisition, our margins have steadily increased. So I definitely see opportunity as well as a proven track record in that area.

[Information unrelated to the Transaction has been omitted.]

Operator: Thank you. Our next question comes from Sumant Kulkarni of Bank of America. Your line is open.

<Q – Sumant Kulkarni – Bank of America Merrill Lynch>: Thanks for taking my questions.

[Information unrelated to the Transaction has been omitted.]

And then for John on accretion, could you give us any color on where the source of the additional accretion comes from, from the manufacturing agreement? Is that due to adding sales at better cost positions or due to some other non-operational source such as tax? Thanks.

[Information unrelated to the Transaction has been omitted.]

<A – John Sheehan – Mylan, Inc.>: And then on your second question regarding the accretion as a result of the amendment and the 8-K filing. I think we indicated in the 8-K filing that the accretion was the result of improved pricing surrounding the transaction. So it’s really on the pricing of a product perspective.

Operator: Thank you. And our next question comes from Jason Gerberry of Leerink Partners. Your line is open.

<Q – Jason Gerberry – Leerink Partners LLC>: Hi, good evening.

[Information unrelated to the Transaction has been omitted.]

And then this is my second question, just as we think about the Abbott transaction, can you just confirm your old pro forma guidance as it related to the, I guess, the pro forma tax rate for the combined entity which I think was down in the low 20’s and then to the high teens over time. Thanks.

[Information unrelated to the Transaction has been omitted.]

<A – John Sheehan – Mylan, Inc.>: And Jason, I think actually, I had intended in response to Jami’s question to be indicating that the tax rate was as a result of the inversion that we were still expecting a tax rate in the 20%, 21% range next year and into the high teens thereafter.

[Information unrelated to the Transaction has been omitted.]

Heather M. Bresch, Chief Executive Officer

So, with that, thank you.

John D. Sheehan, Executive Vice President and Chief Financial Officer

And operator, you can close out the call.

Operator: Thank you. Ladies and gentlemen, thank you for participating in today’s conference. This does conclude the program. You may all disconnect. Everyone, have a great day.